UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF PRIVATE FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of registrant’s name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items

1	Announcement with respect to the commencement of the cash tender offer of CEMIG Geração e Transmissão S.A. for its 9.250% Senior Notes due 2024
2	Press Release dated July 19, 2021 - CEMIG Geracão e Transmissão S.A. announces cash tender offer for its 9.250% Senior Notes due 2024

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
By: /s/ Leonardo George de Magalhães
Name: Leonardo George de Magalhães
Title: Chief Finance and Investor Relations Officer

Date: July 19, 2021

1	Announcement with respect to the commencement of the cash tender offer of CEMIG Geração e Transmissão S.A. for its 9.250% Senior Notes due 2024

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CNPJ 17.155.730/0001-64

NIRE 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CNPJ 06.981.176/0001-58

NIRE 31300020550

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), a category A publicly listed corporation with its stock traded on the São Paulo, New York and Madrid stock exchanges, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. – CEMIG-GT, a category B publicly listed corporation and a wholly-owned subsidiary of Cemig (“Cemig GT”), pursuant to the provisions of Ruling No. 358 dated January 3, 2002 issued by the Brazilian Securities Commission (“CVM”), as amended from time to time, hereby inform their stockholders and the market that Cemig GT has commenced an offer (the “Tender Offer”) to purchase for cash up to an aggregate principal amount of US$ 500,000,000 of its 9.25% Senior Notes due 2024 (the “Notes”).

The Tender Offer will be carried out in accordance with the terms and conditions set forth in the offer to purchase dated July 19, 2021 (the “Offer to Purchase”), which contains a more detailed description of the terms of the Tender Offer. Cemig GT reserves the right to amend, terminate or withdraw the Tender Offer at its sole discretion, subject to disclosure and other requirements set forth in applicable law and regulation.

This Notice to the Market is merely informative and shall not, under any circumstance, be construed as an offer to purchase or solicitation of an offer for the sale of the Notes in any jurisdiction in which an offer to purchase or solicitation of an offer for a sale is prohibited, in accordance with the securities laws of any such state or jurisdiction, including Brazil. The Tender Offer will be offered exclusively to foreign investors and shall not be registered with the CVM or offered in Brazil.

Cemig and Cemig GT reaffirm their commitment to keep the market timely informed of the subject matter set forth in this Notice to the Market, pursuant to applicable law and regulation. Any communication to their stockholders and the market relating to the Tender Offer will be made on the applicable websites of CVM (www.cvm.gov.br), B3 – Brasil, Bolsa, Balcão S.A. (http://www.b3.com.br/pt_br/), and the Company (http://ri.cemig.com.br/).

Belo Horizonte, July 19, 2021.

Leonardo George de Magalhães

Investor Relations and Financial Officer

2	Press Release dated July 19, 2021 - CEMIG Geracão e Transmissão S.A. announces cash tender offer for its 9.250% Senior Notes due 2024

CEMIG Geracão e Transmissão S.A. announces cash tender offer for its 9.250% Senior Notes due 2024

Belo Horizonte, Brazil – July 19, 2021 – CEMIG Geração e Transmissão S.A. (“CEMIG”), a wholly-owned subsidiary of Companhia Energética de Minas Gerais (“CEMIG Holding”), today announced the commencement of an offer to purchase for cash up to the Maximum Amount (as defined below) of its outstanding 9.250% Senior Notes due 2024 (the “Notes”) issued by CEMIG (the “Offer”). When used in this press release, the terms “we,” “us” and “our” refer collectively to CEMIG and CEMIG Holding, in each case, unless the context otherwise requires.

The Offer is made upon the terms and subject to the conditions set forth in the offer to purchase dated July 19, 2021 (the “Offer to Purchase”). The Offer is not contingent upon the tender of any minimum principal amount of Notes, but CEMIG will only purchase Notes up to the maximum aggregate principal amount of U.S. $500 million (the “Maximum Amount”). Accordingly, if the Maximum Amount is reached in respect of tenders made on or prior to the Early Tender Date (as defined below), no Notes that are validly tendered after the Early Tender Date will be accepted for purchase, even if validly tendered and not validly withdrawn, and any Notes tendered on or prior to the Early Tender Date and accepted for purchase on the Early Acceptance Date (as defined in the Offer to Purchase) or the Expiration Date (as defined below), if the Early Settlement Right (as defined below) is not exercised, will be accepted on a prorated basis such that CEMIG purchases an aggregate principal amount of Notes that would not exceed the Maximum Amount in the Offer.

The following table sets forth certain information relating to the Offer.

Title of Security	CUSIPs	ISINs	Principal Amount Outstanding	Maximum Amount (3)	Tender Consideration (1)	Early Tender Premium (1)(2)	Total Consideration (1)(2)
9.25% Senior Notes due 2024	12517M AA0 / P2205LAC9	US12517MAA09 / USP2205LAC92	U.S.$1,500,000,000	U.S.$500,000,000	U.S.$1,112.50	U.S.$50.00	U.S.$1,162.50

___________________

(1)	The amount to be paid for each U.S.$1,000 principal amount of Notes validly tendered and accepted for purchase, excluding Accrued Interest on the Notes to the applicable Settlement Date (as defined below).
(2)	The Total Consideration equals the Tender Consideration plus the Early Tender Premium.
(3)	The Maximum Amount equals an aggregate principal amount of Notes of U.S.$500 million.

Indicative Timetable for the Offer:

Commencement of the Offer	July 19, 2021

Withdrawal Date	5:00 p.m. (New York City time) on July 30, 2021, unless extended by CEMIG in its sole discretion.

Early Tender Date	5:00 p.m. (New York City time) on July 30, 2021, unless extended by CEMIG in its sole discretion.

Early Settlement Date	If CEMIG elects to exercise the Early Settlement Right (as defined below), promptly after the acceptance by CEMIG for purchase of the Notes validly tendered before the Early Tender Date and not withdrawn on or prior to the Withdrawal Date (as defined below), upon satisfaction (or waiver by CEMIG) of each and all of the conditions set forth in this Offer to Purchase.

CEMIG expects that the Early Settlement Date, if any, will be on or about four Business Days following the Early Tender Date, which would be on August 5, 2021, unless the Early Tender Date is extended by CEMIG in its sole discretion.

Expiration Date	11:59 p.m. (New York City time) August 13, 2021, unless extended by CEMIG in its sole discretion.

Final Settlement Date	Promptly after the acceptance by CEMIG for purchase of Notes validly tendered after the Early Tender Date but on or prior to the Expiration Date, upon satisfaction (or waiver by CEMIG) of each and all of the conditions set forth in the Offer to Purchase.

CEMIG expects that the Final Settlement Date will be on or about one Business Day following the Expiration Date, which would be August 16, 2021, unless the Expiration Date is extended by CEMIG in its sole discretion.

The Offer will expire at 11:59 p.m. (New York City time) on August 13, 2021, unless earlier terminated or extended by CEMIG (such time and date, as the same may be extended, the “Expiration Date”).

Holders of Notes who validly tender and do not validly withdraw their Notes on or prior to 5:00 p.m. (New York City time) on July 30, 2021, unless extended (such time and date, as they may be extended, the “Early Tender Date”), will be eligible to receive the total consideration of U.S.$1,162.50 per U.S.$1,000 principal amount of Notes tendered (the “Total Consideration”), which includes an early tender premium of U.S.$50.00 per U.S.$1,000 principal amount of Notes validly tendered on or prior to the Early Tender Date and not validly withdrawn on or prior to the Withdrawal Date (the “Early Tender Premium”). Holders who validly tender and do not validly withdraw their Notes after the Early Tender Date, but on or prior to the Expiration Date, will be eligible to receive the tender consideration of U.S.$1,112.50 per U.S.$1,000 principal amount of Notes tendered (the “Tender Consideration”). The Tender Consideration does not include the Early Tender Premium. Notes tendered may be withdrawn at any time on or prior to 5:00 p.m. (New York City time) on July 30, 2021, unless extended by CEMIG in its sole discretion (such time and date, as they may be extended, the “Withdrawal Date”), but not thereafter.

If any Notes are purchased in the Offer, Notes validly tendered (and not validly withdrawn) on or prior to the Early Tender Date will be accepted for purchase in priority to any Notes validly tendered in the Offer after the Early Tender Date. Accordingly, if the Maximum Amount is reached in respect of tenders made on or prior to the Early Tender Date, no Notes that are validly tendered after the Early Tender Date will be accepted for purchase, and any

Notes tendered on or prior to the Early Tender Date and accepted for purchase on the Early Acceptance Date (or the Expiration Date, if the Early Settlement Right is not exercised) will be accepted on a prorated basis such that we purchase an aggregate principal amount of Notes that would not exceed the Maximum Amount in the Offer.

In addition to the applicable Total Consideration and the applicable Tender Consideration, as applicable, holders whose Notes are accepted for purchase in the Offer will also receive accrued and unpaid interest (“Accrued Interest”) from, and including, the last interest payment date to, but not including, the Early Settlement Date or the Final Settlement Date (each, a “Settlement Date”), as applicable.

CEMIG reserves the right, but is under no obligation, at any point following the Early Tender Date and before the Expiration Date, to accept for purchase any Notes validly tendered and not subsequently withdrawn on or prior to the Early Tender Date (the “Early Settlement Right”). The date of payment for Notes purchased pursuant to the Early Settlement Right (the “Early Settlement Date”) will be determined at CEMIG’s option and is currently expected to be August 5, 2021, subject to all conditions of the Offer having been either satisfied or waived by CEMIG. All Notes tendered and accepted for purchase that have not been settled on the Early Settlement Date, if any, will be settled on August 16, 2021, promptly following the Expiration Date. In all cases, the total principal amount of Notes accepted for purchase by CEMIG may be subject to proration based upon the Maximum Amount as described in the Offer to Purchase.

Completion of the Offer is conditioned on the satisfaction or waiver of certain conditions described in the Offer to Purchase. CEMIG has the right, in its sole discretion, to amend or terminate the Offer at any time, subject to applicable law.

We have retained Banco Bradesco BBI S.A., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Santander Investment Securities Inc. to serve as dealer managers and D.F. King & Co., Inc. to serve as information and tender agent for the Offer. The full details of the Offer, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King & Co., Inc. by telephone at +1 (212) 269-5550 or +1 (800) 578-5378 (US toll free) or in writing at cemig@dfking.com. Questions about the Offer may be directed to Bradesco BBI S.A. by telephone at +1 (646) 432-6642, Goldman Sachs & Co. LLC by telephone at +1 (212) 357-1452 (collect) or +1 (800) 828-3182 (toll free), Morgan Stanley & Co. LLC by telephone at +1 (800) 624-1808 (toll free) or +1 (212) 761-1057 (collect) and Santander Investment Securities Inc. by telephone at +1 (855) 404-3636 (toll free) or +1 (212) 940-1442 (collect).

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which are being made only pursuant to the terms and conditions contained in the Offer to Purchase. The Offer is not being made to, nor will CEMIG accept tenders of Notes from, holders in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the laws require the Offer to be made by a licensed broker or dealer, the Offer will be made by the dealer managers on behalf of CEMIG.

None of CEMIG, CEMIG Holding, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offer. None of CEMIG, CEMIG Holding, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, has authorized any person to give any information or to make any representation in connection with the Offer other than the information and representations contained in the Offer to Purchase.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Offer, passed upon the merits or fairness of the Offer or passed upon the adequacy or accuracy of the disclosure in the Offer to Purchase.

About CEMIG and CEMIG Holding

CEMIG is a wholly-owned subsidiary of CEMIG Holding, a state-controlled mixed capital company domiciled in and controlled by the State of Minas Gerais, Brazil. CEMIG Holding is domiciled in Brazil, whose objects include, but are not limited to: construction, operation and commercialization of systems for generation, transmission, distribution and sale of energy, and also activities in the various fields of energy sector and gas distribution, for the purpose of commercial operation, either directly by CEMIG Holding or by subsidiaries or other companies in which CEMIG Holding is a shareholder.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements,” which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that we expect or anticipate will or may occur in the future are forward-looking statements based on management’s estimates, assumptions and projections. Many forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “plan,” “believe, “estimate” and similar expressions. Forward-looking statements contained in this press release are predictions only and actual results could differ materially from management’s expectations due to a variety of factors, including those described the section titled “Risk Factors” in CEMIG Holding’s Annual Report for fiscal year 2020 on Form 20-F. All forward-looking statements attributable to CEMIG or CEMIG Holding are expressly qualified in their entirety by such risk factors, in each case as applicable. The forward-looking statements that we make in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. We assume no obligation to update developments of these risk factors or to announce publicly any revisions to any of the forward-looking statements that we make, or to make corrections to reflect future events or developments, except as required by the U.S. federal securities laws.

DISCLAIMER

This press release must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which must be read carefully before any decision is made with respect to the Offer. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of CEMIG, CEMIG Holding, the dealer managers, the information and tender agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Notes should participate in the Offer.